Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-274541

Prospectus Supplement No. 5

(To Prospectus dated September 19, 2023)

TKO GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated September 19, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-274541). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 23, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

TKO Group Holdings, Inc.’s Class A common stock is quoted on the New York Stock Exchange under the symbol “TKO.” On January 22, 2024, the closing price of our Class A common stock was $77.41.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 23, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) January 21, 2024

TKO Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41797	92-3569035
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Fifth Avenue, 7th Floor
New York, New York	10010
(Address of principal executive offices)	(Zip Code)

(646) 558-8333

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	TKO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 21, 2024, TKO Group Holdings, Inc. (“TKO” or the “Company”) entered into a Term Employment Agreement (the “Agreement”) with Mark Shapiro, the Company’s President and Chief Operating Officer, which supersedes the terms of that certain Term Employment Agreement between TKO and Mr. Shapiro dated as of September 12, 2023.

The term of the Agreement is effective from January 1, 2024 and expires on December 31, 2027. The Agreement provides that Mr. Shapiro shall serve as TKO’s President and Chief Operating Officer and will report to Ariel Emanuel as Chief Executive Officer of TKO. The Agreement provides that Mr. Shapiro may continue to provide services in his role and position at Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and their respective subsidiaries, including as such roles and positions may be modified.

The Agreement provides for an annual base salary of $4,000,000 for the term, which will be pro-rated for any partial calendar year and subject to increase from time to time as approved by TKO’s Board of Directors (the “Board”) or an applicable delegate thereof (the Board or such delegate(s), as applicable, the “Governing Body”).

Mr. Shapiro will receive an annual cash bonus equal to $4,000,000 in respect of fiscal year 2023. Thereafter, during the term of the Agreement, Mr. Shapiro will be eligible to receive an annual bonus with a target bonus amount equal to $6,000,000. The amount of the annual bonus will be based on the achievement of performance metrics based on TKO performance and/or Mr. Shapiro’s individual performance, as determined by the Governing Body in good faith after recommendation by TKO’s Chief Executive Officer.

The Agreement also entitles Mr. Shapiro to receive a one-time equity award composed of 252,749 restricted stock units (“RSUs”) of the Company (the “2024 Equity Award”). The 2024 Equity Award will vest in four equal installments on each of December 31, 2024, December 31, 2025, December 31, 2026 and December 31, 2027, subject to Mr. Shapiro’s continued employment through each such date. Further, Mr. Shapiro is eligible to receive an annual equity award (the “Annual Equity Awards”) in respect of fiscal year 2024 (but granted in fiscal year 2025) and each fiscal year thereafter during the term of the Agreement, with a target amount equal to $10,000,000. The actual amount of the Annual Equity Awards for each fiscal year shall be based on the attainment of specified annual performance metrics, continued service and/or other criteria, in each case, determined in the sole good faith discretion of the Governing Body. Subject to the approval of the Governing Body, each Annual Equity Award will consist of RSUs (or similar awards) and vest in three equal installments on each of the one-year, two-year and three-year anniversaries of the grant date, subject to Mr. Shapiro’s continued employment through the applicable grant date and vesting date. Any unvested portion of Mr. Shapiro’s 2024 Equity Award and Annual Equity Awards that are subject solely to vesting based on continued service will accelerate and vest in full upon a “Change of Control” (as defined in the Company’s 2023 Incentive Award Plan), subject to Mr. Shapiro’s continued service through the consummation of such Change of Control. Further, to the extent the Governing Body determines that any Annual Equity Awards subject to vesting based on performance goals cannot be equitably adjusted in connection with a Change of Control, such awards shall also accelerate and vest in full upon a Change of Control (based on actual or target performance as determined by the Governing Body), subject to Mr. Shapiro’s continued service through the consummation of such Change of Control.

If Mr. Shapiro’s employment is terminated without “Cause” or due to a resignation for “Good Reason” (each as defined in the Agreement) prior to the end of the term of the Agreement, Mr. Shapiro is entitled to (i) continued payment of his base salary through the later of (a) December 31, 2027 and (b) the second anniversary of the date of termination, (ii) payment of his target bonus for each calendar year commencing with the calendar year in which the date of termination occurs and ending on the later of (a) December 31, 2027 and (b) the second anniversary of the date of termination (prorated for any partial year) and (iii) accelerated vesting of the portion of the restricted stock units granted to Mr. Shapiro on September 12, 2023, the 2024 Equity Award and Annual Equity Awards subject to time-vesting, in each case, that remains unvested as of the date of termination.

If Mr. Shapiro’s employment is terminated due to death or Disability (as defined in the Agreement) prior to the end of the term of the Agreement, Mr. Shapiro shall be entitled to payment of his target bonus for the fiscal year in which the termination of employment occurs, pro-rated for the portion of his employment term in which he was employed.

If, before the end of the term of the Agreement, TKO fails to give Mr. Shapiro a bona fide offer of renewal of his employment on terms that provide compensation that is substantially comparable to the compensation provided under the Agreement (excluding the 2024 Equity Award so long as such offer includes an initial equity award equal at least $5,000,000), and Mr. Shapiro’s employment is then either timely terminated by TKO without Cause or by Mr. Shapiro for any reason (an “Employer Non-Renewal”), Mr. Shapiro shall be entitled to (i) continued payment of his base salary through the second anniversary of the date of termination, (ii) an amount equal to his target bonus for fiscal year 2027 (less any annual bonus paid prior to termination with respect to 2027), (iii) the amount equal to his target bonus for each calendar year during the period commencing with 2028 and ending on the second anniversary of the date of termination (prorated for any partial year) and (iv) accelerated vesting of the portion of the Annual Equity Awards subject to time-based vesting that remains unvested as of the date of termination.

If Mr. Shapiro terminates his employment for any reason within 30 days following the end of the term of the Agreement for any reason other than an Employer Non-Renewal, as long as (a) at the time of such termination, the Company has not terminated Mr. Shapiro for cause and (b) Mr. Shapiro continues to provide services to the Company through the thirtieth day following the end of the term of the Agreement (“Employee Non-Renewal”), Mr. Shapiro shall be entitled to (i) continued payment of his base salary for six months following termination, (ii) an amount equal to his target bonus for fiscal year 2027 (less any annual bonus paid prior to termination with respect to 2027), (iii) an amount equal to fifty percent of his target bonus for fiscal year 2028, and (iv) accelerated vesting of the portion of the Annual Equity Awards that are subject to time-vesting that remains unvested as of the date of termination and would have become vested had Mr. Shapiro remained employed for six months following termination.

Any severance that Mr. Shapiro is entitled to receive upon his termination by the Company without Cause, due to a resignation for Good Reason, due to an Employer Non-Renewal or due to an Employee Non-Renewal, is subject to Mr. Shapiro’s execution and non-revocation of a release of claims.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Term Employment Agreement, dated as of January 21, 2024, by and between TKO Group Holdings, Inc. and Mark Shapiro.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TKO GROUP HOLDINGS, INC.

By:	/s/ Andrew Schleimer
Name:	Andrew Schleimer
Title:	Chief Financial Officer

Date: January 23, 2024

Exhibit 10.1

EXECUTION COPY

TERM EMPLOYMENT AGREEMENT

THIS TERM EMPLOYMENT AGREEMENT (THIS “AGREEMENT”) IS DATED AS JANUARY 21, 2024 (THE “SIGNING DATE”) AND EFFECTIVE AS OF JANUARY 1, 2024 (THE “EFFECTIVE DATE”), BY AND BETWEEN TKO GROUP HOLDINGS, INC., A DELAWARE CORPORATION (WITH ANY SUCCESSOR THERETO, “TKO” AND, TOGETHER WITH ANY AFFILIATE OR SUBSIDIARY THEREOF CONTROLLED DIRECTLY OR INDIRECTLY BY TKO WHICH MAY EMPLOY EMPLOYEE FROM TIME TO TIME SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT AND WHICH DULY EXECUTES THIS AGREEMENT, THE “EMPLOYER”) AND MARK SHAPIRO, AN INDIVIDUAL (“EMPLOYEE”).

RECITALS

A.

Employee acknowledges and agrees that many aspects of the business and affairs of the Employer Group (as defined below) are confidential and that Employee will have access to Confidential Information (as defined below).

B.

Employee acknowledges and agrees that the services to be rendered by Employee under this Agreement are of a special, unique, unusual, extraordinary and intellectual character which gives such services peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law.

C.

The parties hereto wish to enter into this Agreement in order to, among other things, memorialize the terms of the employment of Employee by Employer and supersede the terms of that certain Term Employment Agreement dated as of September 12, 2023, by and between the parties hereto (the “Prior Employment Agreement”) as to Employee’s employment by Employer from and after the Effective Date, to protect the Confidential Information of TKO, Employer and their respective subsidiaries’ clients, and to set forth the respective obligations of Employee, on the one hand, and TKO, Employer and their respective subsidiaries and any successors (collectively, the “Employer Group”), on the other hand.

TERMS AND CONDITIONS

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and in consideration of and as a condition to the employment of Employee by Employer, the parties hereto agree as follows:

1.	Effectiveness.

This Agreement shall be effective as of the Effective Date.

2.	Position and Duties.

2.1 Employer hereby agrees to employ Employee as President and Chief Operating Officer of TKO, subject to the terms, conditions and provisions of this Agreement. As a material term of this Agreement, Employee shall be the sole President and Chief Operating Officer of TKO and shall report directly to Ariel Emanuel as Chief Executive Officer of TKO (“CEO”); provided, that, in the event of the termination of employment of the CEO as a result of his death or disability, Employee shall report directly to the successor thereto.

2.2 Employee accepts such employment and agrees to render services as provided herein, all of which services shall be performed conscientiously and to the fullest extent of Employee’s ability. Employee shall devote a substantial portion of Employee’s business time to the Employer Group during the Term (as defined in Subsection 4.1 below); provided that, nothing in this Agreement shall prohibit or otherwise limit Employee from (a) continuing to provide services in his role and position at Endeavor Group Holdings, Inc., a Delaware corporation (“EDR”), Endeavor Operating Company, LLC, a Delaware limited liability company (“EDR OpCo”), and/or their respective subsidiaries (other than the Employer Group), the “EDR Group”), as may be modified from time to time, or (b) serving as a member of the board of directors of any charitable, educational, religious, public interest or public service organization (but not as a member of the board of directors of a “for-profit” entity not part of (i) the Employer Group or (ii) the EDR Group unless approved by Employer or set forth on Exhibit A hereto), in each instance not inconsistent with the business practices and policies of the Employer Group, or from devoting reasonable periods of time to the activities of the aforementioned organizations, unless such activities described in subsection (b) interfere in any material respect with the performance of Employee’s duties and responsibilities hereunder to the Employer Group. Notwithstanding the foregoing or any other provision herein, nothing in this Agreement shall prohibit Employee from continuing to serve in the board, advisory and ownership positions he maintains as of the date hereof listed on Exhibit A hereto (subject to the terms thereof); provided, that, except as otherwise set forth on Exhibit A, Employee shall not serve in any other such position unless prior approval is obtained from Employer.

2.3 Employee’s principal work location shall be the Employer’s offices in New York, New York.

2.4 Employee shall be permitted to select and offer employment to his full-time administrative assistant(s), which assistant(s) shall be on the Employer’s payroll and eligible to participate in all group health insurance benefit plans, group life insurance benefit plans, qualified defined contribution retirement plans, annual vacation plans, and other welfare benefit plans and programs that are made available to other similarly-situated employees of the Employer Group; provided, that such administrative assistant(s) shall be remunerated by Employer at a rate commensurate with similarly-situated administrative assistants of Employer.

3.	Compensation.

3.1 Base Salary. During the Term, Employer agrees to pay and Employee agrees to accept a salary at an annual rate of $4,000,000 (the “Base Salary”), pro-rated for any partial calendar year, if applicable, and subject to increase from time to time as approved by TKO’s Board of Directors (the “Board”) (or such committee(s) or person(s)

to which the Board (or the applicable committee thereof) has delegated power and authority from time to time) and such other person(s) whose approval is required in accordance with TKO’s by-laws (the Board (or such committee(s) or person(s) delated authority thereby) and/or such other person(s), as applicable, the “Governing Body”). The Base Salary shall be payable in accordance with Employer’s customary procedures and practices commencing on the first payroll date following the Effective Date.

3.2 Cash Bonus Compensation.

(a) In respect of fiscal year 2023, Employee shall be entitled to receive an annual cash bonus equal to $4,000,000 (the “2023 Annual Bonus”). Payment of the 2023 Annual Bonus shall be made at such time as Employer customarily pays annual bonuses to its senior executives but in no event later than March 15, 2024. Payment of the 2023 Annual Bonus shall be subject to Employee’s continued employment through the date of payment, except as set forth in Section 4 below.

(b) Beginning in respect of fiscal year 2024 and thereafter during the Term, Employee shall have the opportunity to earn an annual cash bonus (the “Annual Bonus”) in respect of each such fiscal year with a target amount equal to $6,000,000 (the target for any applicable fiscal year, the “Target Bonus” for such fiscal year). The Annual Bonus shall be based on the attainment of performance metrics based on TKO performance (including, without limitation, EBITDA), and/or Employee’s performance with respect to individual strategic objectives, in each case as determined by the Governing Body in good faith, after recommendations by the Chief Executive Officer (following his consultation with Employee). Payment of the Annual Bonus shall be made at such time as Employer customarily pays annual bonuses to its senior executives but in no event later than March 15th of the year following the year to which such Annual Bonus relates. Payment of the Annual Bonus shall be subject to Employee’s continued employment through the date of payment, except as set forth in Section 4 below.

3.3 Equity Compensation

(a) On or promptly following the Signing Date, Employee shall receive an equity award (the “2024 Equity Award”) which will consist of restricted stock units (or similar awards) granting the right to receive the number of shares of TKO’s Class A common stock equal to the quotient of $20,000,000 divided by the fair market value of a share of TKO’s Class A common stock, determined based on the per share average closing stock price of a Class A common stock over the 20 consecutive trading days up to and including the Signing Date, and shall vest in four equal installments on each of December 31, 2024, December 31, 2025, December 31, 2026 and December 31, 2027, subject to Employee’s continued employment through the vesting date, except as otherwise provided in Section 4 below. The 2024 Equity Award will be issued pursuant to an award agreement on the applicable form of TKO at the time of grant (which, for avoidance of doubt, will not contain any restrictive covenants beyond those contained herein ) (“2024 Equity Award Agreement”). In the event of a Change of Control (as defined in the TKO 2023 Incentive Award Plan) prior to the end of the Term, any unvested portion of the 2024 Equity Award shall accelerate and vest in full, subject to Employee’s continued service through the consummation of such Change of Control (except as otherwise provided in Section 4, below).

(b) Employee shall be eligible to receive equity awards (the “Annual Equity Awards”) in respect of fiscal year 2024 and each fiscal year commencing during the Term thereafter, with a target amount equal to $10,000,000. The size of the Annual Equity Awards for each fiscal year shall be based on the attainment of certain annual performance metrics, continued service and/or other criteria, in each case as determined in the sole good faith discretion of the Governing Body. Subject to approval by the Governing Body, the Annual Equity Awards in respect of each fiscal year are expected to be granted no later than March 31st of the year following such fiscal year at such time as Employer customarily makes annual grants to its senior executives (e.g., the Annual Equity Award in respect of fiscal year 2024 is expected be made during the first quarter of 2025 prior to March 31, 2025) and consist of restricted stock units (or similar awards) that vest in three equal installments on each of the one-year, two-year and three-year anniversaries of the date of issuance, subject to Employee’s continued employment through the grant date and vesting date (except as otherwise provided in Section 4, below), and will be issued pursuant to award agreements on applicable forms of TKO at the time of grant (which, for avoidance of doubt, will not contain any restrictive covenants beyond those contained herein) (the “Annual Equity Award Agreements”). In the event of a Change of Control prior to the end of the Term, (i) any unvested portion of the Employee’s Annual Equity Awards that is subject to vesting based solely on continued service shall accelerate and vest in full, subject to Employee’s continued service through the consummation of such Change of Control, and (ii) any unvested portion of the Employee’s Annual Equity Awards that is subject to vesting, in part or whole, based on attainment of Performance Goals (as defined in the TKO 2023 Incentive Award Plan or comparable goals under any successor thereto) shall continue to be eligible to vest in accordance with its terms following the Change of Control (subject to Section 12(i) and 13 of the TKO 2023 Incentive Award Plan or comparable provisions of any successor thereto); provided that, to the extent the Governing Body determines that as a result of the Change of Control, certain Performance Goals cannot be equitably adjusted pursuant to Section 12(i) of the TKO Incentive Award Plan or comparable provisions of any successor thereto), the portion of the applicable Annual Equity Awards subject to vesting, in part or whole, based on attainment of such Performance Goals shall accelerate and vest upon the Change in Control in full (based on the assumed achievement of actual or target performance as determined by the Governing Body), subject to Employee’s continued service through the consummation of the Change of Control (except as otherwise provided in Section 4, below).

(c) Notwithstanding the foregoing, the terms and conditions of each of Employee’s Annual Equity Awards (including the type, nature and vesting conditions thereof) shall be determined in the sole discretion of the Governing Body, subject to the terms of their applicable charters (if any), and the value of the 2024 Equity Award and Annual Equity Awards may exceed the expected amount for such calendar year as described above.

3.4 Employee acknowledges that, except as otherwise provided in this Agreement, including, for the avoidance of doubt, as provided under Sections 4, 5 and 6, and unless otherwise determined by the Governing Body in accordance with the terms of their applicable charters (if any), the sole compensation that Employee is entitled to receive from Employer under this Agreement on and following the Effective Date shall be (a) the Base Salary, pursuant to Subsection 3.1, (b) the Annual Bonus, if any, pursuant to Subsection 3.2 and (c) the 2024 Equity Award and the Annual Equity Awards pursuant to Subsection 3.3. For the avoidance of doubt, the Governing Body may from time to time in its sole and absolute discretion provide for increases to (or cash and/or equity-based compensation in addition to) the compensation set forth in this Agreement and nothing herein limits any ability of EDR Group from providing Employee compensation over and above that contemplated herein in respect of services therefor. For the further avoidance of doubt, nothing in this Agreement modifies or impacts Employee’s rights under his separate employment agreement with EDR, EDR OpCo, and WME IMG, LLC dated on or about April 19, 2021 (the “EDR Agreement”), as amended from time to time, which EDR Agreement remains in full force and effect.

3.5 TKO, Employer and Employee agree that Employer and TKO, subject to the written consent of Employee, shall be entitled to allocate, for federal, state and local income tax and other tax purposes, the percentage of Employee’s services that Employee provides in each of his capacities as the President and Chief Operating Officer of Employer and an officer of TKO.

4.	Term and Termination.

4.1 Employer and Employee acknowledge and agree that the employment of Employee under this Agreement is for a term beginning on the Effective Date and, subject to earlier termination in accordance with this Section 4, ending on December 31, 2027 (the “Term”).

4.2 In the event that Employee’s employment terminates at the expiration of the Term (other than due to Employer Non-Renewal (as defined below) in accordance with Section 4.9 or due to Employee Non-Renewal (as defined below) in accordance with Section 4.10), Employee shall only be entitled to receive (a) accrued and unpaid Base Salary through the date of termination of employment, (b) notwithstanding anything herein or in any bonus or incentive agreement, arrangement, plan, policy or program to the contrary, the aggregate amount of any unpaid Annual Bonuses, if applicable, for any fiscal year preceding fiscal year 2027, (c) notwithstanding anything herein or in any bonus or incentive agreement, arrangement, plan, policy or program to the contrary, other than upon termination by the Employer for Cause (as defined below), the Target Bonus in respect of fiscal year 2027 (less any Annual Bonus paid prior to termination with respect to 2027), (d) reimbursement, within thirty (30) days following submission by Employee to Employer of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Employee in accordance with Employer’s policy prior to the date of Employee’s termination of employment; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to Employer within ninety (90) days following the date of Employee’s termination of employment, and (e) all amounts and benefits then or thereafter due to Employee under the applicable terms of any applicable plan, program, award, agreement or arrangement (including any equity or equity-based plan, program, award, agreement or arrangement) of any member of the Employer Group in accordance with the terms and conditions of any such plan, program, award, agreement or arrangement. Such amounts in clause (a) above shall be paid in a lump sum within thirty (30) days after the date of Employee’s termination of employment and the amount in clauses (b) and (c) above shall be paid at such time as such Annual Bonus in respect of the applicable fiscal year(s) is otherwise paid to similarly situated senior executives, but in no event later than March 15 of the year following the year to which such Annual Bonus relates. In the event Employee’s employment hereunder is terminated for any reason after expiration of the Term, Employee shall resign all positions held with the Employer Group.

4.3 In the event that Employee shall, for any reason, continue to render services to the Employer Group after the expiration of the Term, and shall not have resigned or been terminated due to an Employer Non-Renewal or Employee Non-Renewal following the expiration of the Term in accordance with Section 4.9 or 4.10 (as applicable), (a) Employee shall be deemed an “at-will” employee whose employment may be terminated by either Employer (or any of its subsidiaries, as applicable) or Employee at any time and for any reason and (b) Employee shall in no event be entitled to the Severance Payments (defined in Subsection 4.7 below), Equity Award Acceleration (defined in (defined in Subsection 4.7 below), the Employer Non-Renewal Post-Term Continuation Payments (defined in Subsection 4.9(a)) or the Employee Non-Renewal Post-Term Continuation Payments (defined in Subsection 4.10(a) below) following any such termination, but, notwithstanding anything herein or in any bonus or incentive agreement, arrangement, plan, policy or program to the contrary, other than upon termination by the Employer for Cause, Employee shall remain entitled to receive the aggregate amount of any unpaid Annual Bonuses, if applicable, for any fiscal year of the Term (including, for avoidance of doubt, 2027), payable at such time as annual bonuses are otherwise paid to similarly situated senior executives with respect the year at issue, but in all events by March 15 of the year following the year to which such Annual Bonus relates.

4.4 Employer may terminate the Term and Employee’s employment hereunder for Disability. “Disability” means (a) Employee’s incompetence, as determined and declared by a court of competent jurisdiction or (b) it is determined by Employee’s treating physician or health care professional that Employee is physically or mentally incapacitated such that he is incapable of rendering services to the Employer Group for a period of ninety (90) consecutive days or for an aggregate of one hundred and twenty (120) days in any period of three hundred and sixty five (365) consecutive days. In addition, Employer may also terminate the Term and Employee’s employment hereunder with or without Cause. “Cause” shall mean Employee’s (i) conduct constituting embezzlement, fraud, or material misappropriation, whether or not related to Employee’s employment with Employer; (ii) conduct constituting a felony, whether or not related to Employee’s employment with Employer; (iii) conviction or indictment of a financial crime, material act of dishonesty or material unethical business conduct; (iv) unauthorized disclosure or use of Confidential

Information or material breach of Section 8 (Intellectual Property) of this Agreement, in each case that results in material harm to the Employer Group; (v) material breach of Sections 7 or 8 of this Agreement or any applicable restrictive covenants set forth in any agreement between Employee and the Employer Group; (vi) material breach of any other material obligation under this Agreement; (vii) material violation of Employer’s written policies that is detrimental to the best interests of the Employer Group; (viii) use of alcohol or drugs that materially interferes with the performance of Employee’s duties; or (ix) conduct that brings Employee or the Employer Group into public disrepute, scandal, contempt or ridicule that shocks, insults or offends a substantial portion or group of the community or reflects unfavorably on Employee or the Employer Group. Notwithstanding the foregoing, termination by Employer for Cause shall not be effective until and unless Employee has been given written notice of particular acts or circumstances which are the basis for the termination for Cause, Employee is thereafter given thirty (30) days to cure (other than with respect to clauses (ii) or (iii) of the preceding sentence) the omission or conduct that is the basis of such claim if such omission or conduct is reasonably capable of being cured (it being understood that any errors in expense reimbursement may be cured by repayment).

4.5 Employee may tender notice of his resignation hereunder with or without Good Reason at any time; provided, however, that, in the event that Employee provides notice of his resignation for Good Reason, Employer shall have five (5) days from the date of such notice to instead notify Employee of its intent to terminate Employee for Cause, which termination shall take effect as of the date of such notification or, if applicable, following the expiration of the thirty (30) day cure period set forth in Subsection 4.4 above. Before resigning for Good Reason, Employee shall notify Employer in writing within ninety (90) days after the occurrence of any event giving rise to Good Reason. If Employer shall not have cured such event or events giving rise to Good Reason within thirty (30) days after receipt of written notice from Employee, Employee may terminate employment for Good Reason by delivering a resignation letter to Employer within five (5) business days following such thirty-day cure period; provided, that if Employee has not delivered such resignation letter to Employer within such five-business day period, Employee waives the right to terminate employment for Good Reason for the reasons set forth in the applicable written notice. “Good Reason” shall mean, without Employee’s written consent the material breach by Employer of any material obligation under, this Agreement (including, but not limited to, the obligations under Section 2 above (including, for the avoidance of doubt, Employee ceasing to report directly to Ariel Emanuel as CEO, except in the event of the termination of Mr. Emanuel’s employment as a result of his death or disability) and any failure of Employer to pay or provide the compensation provided for in Section 3 above). Employee shall notify Employer in writing at least thirty (30) days before resigning without Good Reason, whereupon the Employer may, in its absolute discretion, relieve Employee of his responsibilities pending the effectiveness of resignation.

4.6 Termination on Account of Death or Disability. In the event that the Term and Employee’s employment hereunder terminates as a result of Employee’s death or is terminated by Employer due to Employee’s Disability prior to December 31, 2027, Employee (or Employee’s estate, as applicable) shall only be entitled to receive (a) accrued and unpaid Base Salary through the date of termination of employment, (b) an amount equal to the Target Bonus for the fiscal year in which the termination of employment occurs multiplied by a fraction, the numerator of which is the number of days that have elapsed from the commencement of the fiscal year in which such termination occurs through the date of such termination and the denominator of which is 365, (c) notwithstanding anything herein or in any bonus or incentive agreement, arrangement, plan, policy or program to the contrary, the payment by Employer of the aggregate amount of any unpaid Annual Bonuses, if applicable, in respect of any fiscal year preceding the fiscal year in which the termination of employment occurs, (d) reimbursement, within thirty (30) days following submission by Employee (or Employee’s estate, as applicable) to Employer of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Employee in accordance with Employer’s policy prior to the date of Employee’s termination of employment; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to Employer within ninety (90) days following the date of Employee’s termination of employment, and (e) all amounts and benefits then or thereafter due to Employee (or Employee’s estate, as applicable) under the applicable terms of any applicable plan, program, award, agreement or arrangement (including any equity or equity-based plan, program award, agreement or arrangement) of any member of the Employer Group in accordance with the terms and conditions of any such plan, program, award, agreement or arrangement. Such amounts in clause 4.6(a) shall be paid in a lump sum within thirty (30) days after the date of Employee’s termination of employment and the amounts in clause 4.6(b) and (c) shall be paid at such time as such Annual Bonus is otherwise paid to similarly situated senior executives, but in no event later than March 15 of the year following the year to which such Annual Bonus relates. In the event the Term and Employee’s employment hereunder is terminated by Employer on account of Disability or of his death, Employee shall be deemed to have resigned all positions held with the Employer Group as of the date of such termination of employment.

4.7 Termination Without Cause or for Good Reason. In the event that the Term and Employee’s employment hereunder is terminated by Employer without Cause or by Employee for Good Reason, in each case, prior to December 31, 2027, Employee shall be entitled to receive (a) accrued and unpaid Base Salary through the date of termination of employment, (b) notwithstanding anything herein or in any bonus or incentive agreement, arrangement, plan, policy or program to the contrary, the payment by Employer of the aggregate amount of unpaid Annual Bonuses, if applicable, in respect of any fiscal year preceding the fiscal year in which the termination of employment occurs, (c) an amount equal to the Target Bonus for each calendar year commencing with the calendar year in which the date of termination occurs (including the portion of such calendar year preceding the date of termination, to the extent not already earned and paid) and ending on the later of (i) the end of the Term or (ii) the end of the twenty-four (24) month period immediately following Employee’s termination of employment (the “Bonus Severance” and such period, the “Continuation Period”) (prorated for any partial year), (d) reimbursement, within thirty (30) days following submission by Employee to Employer of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Employee in accordance with Employer’s policy prior to the date of Employee’s termination of employment; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to Employer within ninety (90) days following the date of Employee’s termination of employment, (e) all amounts and benefits then or thereafter due to Employee under the applicable terms of any applicable plan, program, award, agreement or arrangement (including any equity or equity-based plan, program, award, agreement or arrangement) of any member of the Employer Group in accordance with the terms and conditions of any such plan, program, award, agreement or arrangement, (f) accelerated vesting of the portion of (i) the Transaction Equity Award (as defined in the Prior Employment Agreement), (ii) the 2024 Equity Award and (iii) the portion of any Annual Equity Awards that are subject to vesting based solely on continued service, in each case, that remains unvested as of the date of termination (“Equity Award Acceleration”) and (g) payment of an amount equal to the Base Salary, payable by Employer as if Employee had remained employed through the Continuation Period (the “Salary Severance,” and collectively with the Bonus Severance, the “Severance Payments”). Such amounts in clause 4.7(a) shall be paid in a lump sum within thirty (30) days after the date of Employee’s termination of employment and the amounts in clauses 4.7(b) and (c) will be paid at such time as annual bonuses with respect to such year are paid to similarly situated senior executives, but in no event later than March 15 of the year of following the year to which such Annual Bonus relates (and in all events in the year following the year to which the Annual Bonus would have related). In order to receive the Severance Payments and Equity Award Acceleration, Employee must first execute and deliver a release of claims in the form attached hereto as Exhibit B (the “Mutual Release”) within sixty (60) days after the date of termination of Employee’s employment (such 60-day period, the “Release Period”), and must not revoke the Mutual Release within seven (7) days of signing it (the “Revocation Period”); provided that, for the avoidance of doubt, Employee will have fully satisfied this condition upon his execution and non-revocation of the Mutual Release regardless of whether the Employer timely executes the Mutual Release. Notwithstanding anything to the contrary in the Transaction Equity Award Agreement (as defined in the Prior Employment Agreement), 2024 Equity Award Agreement and Annual Equity Award Agreements, (i) the portion of the Transaction Equity Award, 2024 Equity Award or the Annual Equity Awards that, in each case, remains unvested as of the date of termination by Employer without Cause or by Employee for Good Reason shall remain outstanding and unvested and shall become vested (and be exercisable and/or settled) on the eighth (8th) day after Employee has timely executed and delivered the Mutual Release, so long as Employee has not revoked the Mutual Release during the Revocation Period, subject to compliance with Section 409A of the Code, and (ii) if Employee either does not execute and deliver the Mutual Release or revokes the Mutual Release during the Revocation Period, such portion shall be forfeited for no consideration immediately following the end of the Release Period. The Salary Severance shall be paid ratably in monthly installments over the twenty-four (24)-month period following termination of employment with the first such installment to be paid no later than the date on which Employee has executed (and not timely revoked) the Mutual Release (the “Severance Commencement Date”) (which installment shall include any installment of the Salary Severance that would have otherwise been paid to Employee prior to such date absent the requirement to execute the Mutual Release assuming for these purposes that installments are paid on the day of each month that corresponds to the date of termination) and the remaining installments to be paid during the remaining portion of such

24 month period on the day that corresponds to the date of termination with the final installment to be paid on the second anniversary of such termination date; provided, that, if the Release Period together with the Revocation Period spans across two calendar years, the Bonus Severance will be paid and the first installment of the Salary Severance will commence, in each case, on the first business day of the second calendar year if such date is later than the date on which such payment would otherwise have been made pursuant to this Subsection 4.7 absent this proviso and the first installment of the Salary Severance shall include any installment of the Salary Severance that would have otherwise been paid to Employee prior to such date absent this proviso (with any remaining installments paid on the day of each month that corresponds to the date of termination). Notwithstanding anything to the contrary, the Severance Payments shall immediately cease (and Employee shall forfeit the portion of the Transaction Equity Award, 2024 Equity Award and Annual Equity Awards subject to the Equity Award Acceleration and any equity received in respect thereof (and refund all proceeds received in respect of such equity through sale thereof or otherwise)) in the event that a duly appointed arbitrator determines that Employee has materially breached any of the covenants set forth in Sections 7 or 8 of this Agreement or any applicable restrictive covenants set forth in any agreement between Employee and the Employer Group. In the event of any termination of the Term and Employee’s employment hereunder by Employer without Cause or by Employee for Good Reason, Employee shall be deemed to have resigned all positions held with the Employer Group as of the date of such termination of employment.

4.8 Termination for Cause or without Good Reason. In the event that the Term and Employee’s employment hereunder is terminated by Employer for Cause or by Employee without Good Reason, prior to December 31, 2027, then Employer shall have no further obligations to Employee under this Agreement, other than (a) accrued and unpaid Base Salary through the date of termination of employment, (b) reimbursement, within thirty (30) days following submission by Employee to Employer of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Employee in accordance with Employer’s policy prior to the date of Employee’s termination of employment; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to Employer within ninety (90) days following the date of Employee’s termination of employment, (c) all amounts and benefits then or thereafter due to Employee under the applicable terms of any applicable plan, program, award, agreement or arrangement (including any equity or equity-based plan, program, award, agreement or arrangement) of any member of the Employer Group in accordance with the terms and conditions of any such plan, program, award, agreement or arrangement, and (d) notwithstanding anything herein or in any bonus or incentive agreement, arrangement, plan, policy or program to the contrary, the payment by Employer of the aggregate amount of unpaid Annual Bonuses, if applicable, in respect of any fiscal year preceding the fiscal year in which the termination of employment occurs. Such amounts in clause 4.8(a) shall be paid in a lump sum within thirty (30) days after the date of Employee’s termination of employment, or as otherwise required by applicable law, and the amounts in clause 4.8(d) shall be paid at such time as annual bonuses with respect to such year are paid to similarly situated senior executives, but in no event later than March 15 of the year following Employee’s termination. In the event of any termination of the Term and Employee’s employment hereunder by Employer for Cause or by Employee without Good Reason, Employee shall no longer hold any positions with the Employer Group effective as of the date of such termination of employment.

4.9 Termination due to Employer Non-Renewal.

(a) Upon an Employer Non-Renewal, Employee shall be entitled to receive (i) accrued and unpaid Base Salary through the date of termination and any Annual Bonus for any year prior to 2027, but not yet paid as of the date of termination of employment, which shall be paid in a lump sum within thirty (30) days after the date of Employee’s termination of employment (or as otherwise required by applicable law), (ii) the Target Bonus for 2027 (less any Annual Bonus paid prior to termination with respect to 2027), payable on the scheduled payment date in accordance with Subsection 3.2, (iii) an amount equal to the Target Bonus for each calendar year during the period commencing with 2028 and ending on the end of the twenty-four (24) month period immediately following Employee’s termination of employment (the “Employer Non-Renewal Post-Term Bonus Severance” and such period, the “Employer Non-Renewal Post-Term Continuation Period”) (prorated for any partial year at the end of the Employer Non-Renewal Post-Term Continuation Period), payable on the scheduled payment date for the applicable Annual Bonus in accordance with Subsection 3.2 as if Employee had remained employed through the payment date of such Annual Bonus (but in all events on or after January 1, and by March 15, of the year following the year to which the Annual Bonus would have related), (iv) continued payment of the Base Salary in effect as of the end of the Term as if Employee had remained employed through the Employer Non-Renewal Post-Term Continuation Period (the “Employer Non-Renewal Post-Term Salary Severance”, and together with the Employer Non-Renewal Post-Term Bonus Severance, the “Employer Non-Renewal Post-Term Continuation Payments”), and (v) the Equity Award Acceleration.

(b) Notwithstanding anything in this Agreement to the contrary, the Employer Non-Renewal Post-Term Continuation Payments and Equity Award Acceleration, if applicable, shall immediately cease in the event that Employee breaches any of the covenants set forth in Sections 7 or 8 of this Agreement or any applicable restrictive covenants set forth in any agreement between Employee and the Employer Group. In order to receive the Employer Non-Renewal Post-Term Continuation Payments and Equity Award Acceleration, if applicable, Employee must first execute and deliver the Mutual Release within the Release Period and must not revoke the Mutual Release within the Revocation Period; provided that, for the avoidance of doubt, Employee will have fully satisfied this condition upon his execution and non-revocation of the Mutual Release regardless of whether the Employer timely executes the Mutual Release and of whether the Mutual Release becomes binding and effective. Notwithstanding anything to the contrary in the Annual Equity Award Agreements, (i) the portion of any Annual Equity Award that remains unvested as of the date of termination by the Employer in connection with an Employer Non-Renewal shall remain outstanding and unvested and shall become vested (and be exercisable and/or settled) on the eighth (8th) day after Employee has timely executed and delivered the Mutual Release, so long as Employee has not revoked the

Mutual Release during the Revocation Period (regardless of whether the Employer has signed the Mutual Release and of whether the Mutual Release has become binding and effective), subject to compliance with Section 409A of the Code, and (ii) if Employee either does not execute and deliver the Mutual Release or revokes the Mutual Release during the Revocation Period, such portion shall be forfeited for no consideration immediately following the end of the Release Period. The Employer Non-Renewal Post-Term Salary Severance shall be paid ratably in monthly installments over the twenty-four-(24-) month period following termination of employment with the first such installment to be paid no later than the Severance Commencement Date (which installment shall include any installment of the Employer Non-Renewal Post-Term Salary Severance that would have otherwise been paid to Employee prior to such date absent the requirement to execute the Mutual Release assuming for these purposes that installments are paid on the day of each month that corresponds to the date of termination) and the remaining installments to be paid during the remaining portion of such 24 month period on the day that corresponds to the date of termination with the final installment to be paid on the first anniversary of such termination date; provided, that, if the Release Period spans two calendar years, then the first installment of the Employer Non-Renewal Post-Term Salary Severance (which installment shall include any installment of the Employer Non-Renewal Post-Term Salary Severance that would have been paid to Employee prior to such date absent this proviso) will be paid on the first business day of the second calendar year if such date is later than the date on which such installment would otherwise have been paid pursuant to this Subsection 4.9 absent this proviso. In the event of any termination of Employee’s employment under this Section 4.9, Employee shall resign all positions held with the Employer Group. For the avoidance of doubt, except as set forth in Section 4.2 and this Section 4.9, Employee shall not be entitled to any severance payments or benefits hereunder upon any termination of employment following December 31, 2027.

(c) An “Employer Non-Renewal” shall mean the occurrence of both of the following: (i) the Employer’s failure to furnish a bona fide offer of employment prior to December 31, 2027, which provides for annual cash and equity compensation opportunities that are substantially comparable, in the aggregate, to the annual cash and equity compensation opportunities Employee received hereunder (provided that the Employer’s failure to offer an initial equity award of $20,000,000 in connection with such renewal shall not be deemed a failure to make a bona fide offer of employment so long as (x) the Employer offers an initial equity award of at least $5,000,000 in connection with such renewal, and (y) such award is subject to terms and conditions that are substantially comparable to Employee than those with respect to the 2024 Equity Award), and (ii) the termination of Employee’s employment by Employer without Cause or by Employee for any reason within the thirty (30) day period following December 31, 2027, provided that (a) at the time of such termination, events or circumstances that could constitute Cause (without regard for any cure periods) do not exist with respect to Employee, and Employee has continued to comply with all applicable restrictive covenants, and (b) solely in the event of such a termination by Employee, Employee provides written notice of any such termination to Employer within the five (5) day period following December 31, 2027 and continues to provide services to the Employer in compliance with this Agreement through the thirtieth day following December 31, 2027 (or such earlier date as determined by the Employer in its discretion). For the avoidance of doubt, in no event shall an Employer Non-Renewal be deemed to be a termination with or without Cause or with or without Good Reason for purposes of this Section 4.

4.10 Termination due to Employee Non-Renewal.

(a) Upon an Employee Non-Renewal, Employee shall be entitled to receive (i) accrued and unpaid Base Salary through the date of termination and Annual Bonus earned for any year prior to 2027, but not yet paid as of the date of termination of employment, which shall be paid in a lump sum within thirty (30) days after the date of Employee’s termination of employment (or as otherwise required by applicable law), (ii) the Target Bonus for 2027 (less any Annual Bonus paid prior to termination with respect to 2027) on the scheduled payment date in accordance with Subsection 3.2, (iii) an amount equal to fifty percent (50%) of the Target Bonus for 2028 (the “Employer Non-Renewal Post-Term Bonus Severance”), payable on the scheduled payment date for the applicable Annual Bonus for the calendar year in which the date of termination occurs in accordance with Subsection 3.2 as if Employee had remained employed through the payment date of such Annual Bonus (but in all events by March 15 of the year following the year to which the Annual Bonus would have related), (iv) continued payment of the Base Salary in effect as of the end of the Term as if Employee had remained employed through the end of the six (6) month period immediately following Employee’s termination of employment (the “Employee Non-Renewal Post-Term Continuation Period” and such payments, the “Employee Non-Renewal Post-Term Salary Severance” and, together with the Employee Non-Renewal Post-Term Bonus Severance, the “Employee Non-Renewal Post-Term Continuation Payments”), and (v) accelerated vesting of the portion of all Annual Equity Awards that are subject to vesting solely based on continued service that remains unvested as of the date of termination and would have become vested if Employee had remained employed through the end of Employee Non-Renewal Post-Term Continuation Period (“Employee Non-Renewal Equity Award Acceleration”).

(b) Employee Non-Renewal Post-Term Continuation Payments and Employee Non-Renewal Equity Award Acceleration, if applicable, shall immediately cease in the event that Employee breaches any of the covenants set forth in Section 7 or 8 of this Agreement or any applicable restrictive covenants set forth in any agreement between Employee and the Employer Group. In order to receive the Employee Non-Renewal Post-Term Continuation Payments and Employee Non-Renewal Equity Award Acceleration, if applicable, Employee must first execute and deliver the Mutual Release within the Release Period and must not revoke the Mutual Release within the Revocation Period; provided that, for the avoidance of doubt, Employee will have fully satisfied this condition upon his execution and non-revocation of the Mutual Release regardless of whether the Employer timely executes the Mutual Release and of whether the Mutual Release has become binding and effective. Notwithstanding anything to the contrary in the Annual Equity Award Agreements, in connection with the Employee Non-Renewal (i) the portion of any Annual Equity Award that remains unvested as of the date of termination by the Employer in connection with an Employer Non-Renewal shall remain outstanding and unvested and shall become vested (and be exercisable and/or settled) on the eighth

(8th) day after Employee has timely executed and delivered the Mutual Release, so long as Employee has not revoked the Mutual Release during the Revocation Period (regardless of whether the Employer has signed the Mutual Release and of whether the Mutual Release has become binding and effective), subject to compliance with Section 409A of the Code, and (ii) if Employee either does not execute and deliver the Mutual Release or revokes the Mutual Release during the Revocation Period, such portion shall be forfeited for no consideration immediately following the end of the Release Period. The Employee Non-Renewal Post-Term Continuation Payments shall be paid ratably in monthly installments over the six-(6-) month period following termination of employment with the first such installment to be paid no later than the Severance Commencement Date (which installment shall include any installment of the Employee Non-Renewal Post-Term Continuation Payments that would have otherwise been paid to Employee prior to such date absent the requirement to execute the Mutual Release assuming for these purposes that installments are paid on the day of each month that corresponds to the date of termination) and the remaining installments to be paid during the remaining portion of such six-(6-) month period on the day that corresponds to the date of termination with the final installment to be paid on the first anniversary of such termination date; provided, that, if the Release Period spans two calendar years, then the first installment of the Employee Non-Renewal Post-Term Continuation Payments (which installment shall include any installment of the Employee Non-Renewal Post-Term Continuation Payments that would have been paid to Employee prior to such date absent this proviso) will be paid on the first business day of the second calendar year if such date is later than the date on which such installment would otherwise have been paid pursuant to this Subsection 4.10 absent this proviso. In the event of any termination of Employee’s employment under this Section 4.10, Employee shall resign all positions held with the Employer Group.

4.11 An “Employee Non-Renewal” shall mean the termination of Employee’s employment by Employee for any reason within the thirty (30) day period following December 31, 2027, excluding any such termination in connection with an Employer Non-Renewal, provided that (a) Employee provides written notice of any such termination to Employer within the five (5) day period following December 31, 2027 and continues to provide services to the Employer in compliance with this Agreement through the thirtieth day following December 31, 2027 (or such earlier date as determined by the Employer in its discretion), (b) at the time of such termination, events or circumstances that could constitute Cause (without regard for any cure periods) do not exist with respect to Employee, and (c) Employee has continued to comply with all applicable restrictive covenants). For the avoidance of doubt, in no event shall an Employee Non-Renewal be deemed to be a termination with or without Cause or with or without Good Reason for purposes of this Article 4.

4.12 Treatment of Equity. Except as otherwise set forth in Sections 4.7, 4.9(a) and 4.10(a), upon termination of Employee’s employment hereunder Employee’s equity interests and equity-based awards in any member of the Employer Group shall be treated in accordance with the applicable agreements governing such equity interests and equity-based awards, including, without limitation, the 2024 Equity Award and Annual Equity Award Agreements (as such agreements may be amended, supplemented or restated from time to time in accordance with their terms).

5.	Other Benefits.

During the Term and Employee’s employment with the Employer Group, Employee shall be eligible to participate in all group health insurance benefit plans, group life insurance benefit plans, qualified defined contribution retirement plans, annual vacation plans, other welfare benefit plans and programs (excluding any severance plans), fringe benefit plans and programs and perquisites that are made available to other senior executives of the Employer Group (other than any such fringe benefit plans and programs and perquisites that are made available exclusively to the Chief Executive Officer and/or the Executive Chairman of Employer).

6.	Employer Expense Reimbursement.

During Employee’s employment by Employer, Employee will be reimbursed in accordance with Employer’s policy in effect from time to time for travel, entertainment and other expenses reasonably incurred in the performance of Employee’s duties and responsibilities hereunder; provided, that to the extent not already provided in such policy, (a) Employee shall have reasonable access to the private aircraft available to TKO (when available) for business travel purposes, and when not using the private aircraft available to TKO, shall be permitted to travel first class or charter aircraft for business travel purposes and obtain reimbursement for all such travel, (b) Employee shall be entitled to reimbursement for his commuting expenses and for all business-related travel (including appropriate car service, train, and/or subway, but excluding air travel (which is addressed solely in Section 6(a)), subject to applicable tax withholdings; and provided, further, that, in each case, Employee provides Employer with proper substantiation of such travel, entertainment and other expenses, and (c) Employee shall be entitled to reimbursement of the costs of an annual physical each year at the Mayo Clinic (or an equivalent leading hospital), up to a maximum of $50,000 per year, subject to applicable tax withholdings. Any such reimbursements shall be paid no later than March 15th following the calendar year in which the related expense is incurred.

7.	Confidential Information.

7.1 Employee agrees that Employee will not at any time, whether during or subsequent to Employee’s employment by the Employer Group, either directly or indirectly, use or divulge, disclose or communicate to any person, firm or corporation, other than in the course of performing Employee’s duties to the Employer Group, any confidential and proprietary information and trade secrets of the Employer Group, including, without limitation, client and customer information, pricing information, financial plans, business plans, business concepts, supplier information, know-how and intellectual property and materials related thereto (the “Confidential Information”), whether heretofore or hereafter obtained by Employee while in the employ of the Employer Group. Upon leaving the employ of the Employer Group, Employee will not take or use, without the prior written consent of Employer, any memoranda, notes (whether or not prepared by Employee during the course of Employee’s employment with the Employer Group), lists, schedules, forms or other documents, papers or records of any kind (including, but not limited to, computerized or other records and documents in digital form or otherwise), relating to the Employer Group’s businesses or clients or any reproduction, summary or abstract thereof (including by means of discs or any other medium), all of which Employee acknowledges are the exclusive property of the Employer Group; provided that Employee shall be entitled to retain and utilize any such material solely relating to this Agreement, his rights hereunder, and his equity interests or equity-based awards in TKO or any other member of the Employer Group. Employee hereby agrees to surrender to Employer upon request at any time after the termination of Employee’s employment with the Employer Group all Confidential Information and other Employer property; provided, that, under no circumstances shall Employee be required to surrender or turn over his Outlook contacts, which shall remain his sole property.

7.2 Notwithstanding anything to the contrary contained herein, nothing in this Agreement prohibits Employee from (a) reporting possible violations of federal law or regulation to any United States governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes-Oxley Act of 2002, or any other whistleblower protection provisions of state or federal law or regulation (including the right to receive an award for information provided to any such government agencies), (b) communicating directly with, cooperating with, or providing information to, or receiving financial awards from, any federal, state or local government agency, including without limitation the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission, the U.S. Department of Justice, the U.S. Equal Employment Opportunity Commission, or the U.S. National Labor Relations Board, without notifying or seeking permission from the Employer, (c) exercising any rights the Employee may have under Section 7 of the U.S. National Labor Relations Act, such as the right to engage in concerted activity, including collective action or discussion concerning wages or working conditions, or (d) discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination based on a protected characteristic or any other conduct that the Employee has reason to believe is unlawful.

8.	Intellectual Property.

8.1 If Employee creates, invents, designs, develops, contributes to or improves any works of authorship, inventions, intellectual property, materials, documents or other work product (including, without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content or audiovisual materials) (“Works”), either alone or with third parties, at any time during Employee’s employment by the Employer Group and within the scope of such employment and/or with the use of any of the Employer Group’s resources (“Employer Works”), Employee hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to Employer to the extent ownership of any such rights does not vest originally in Employer.

8.2 Employee shall take all requested actions and execute all necessary documents (including any licenses or assignments) at Employer’s expense (but without further remuneration) to assist Employer in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of Employer’s rights in Employer Works. If Employer is unable for any other reason to secure Employee’s signature on any document for this purpose, then Employee hereby irrevocably designates and appoints Employer and its duly authorized officers and agents as Employee’s agent and attorney in fact, to act for and in Employee’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

8.3 Employee shall not knowingly improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with any member of the Employer Group any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Employee shall comply with all relevant policies and guidelines of Employer, including, without limitation, policies and guidelines regarding the protection of confidential information and intellectual property and potential conflicts of interest. Employee acknowledges that Employer may amend any such policies and guidelines from time to time, and that Employee remains at all times bound by their most current version.

8.4 Notwithstanding anything to the contrary contained herein, pursuant to the Defend Trade Secrets Act of 2016, Employee shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence to a Federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Employee also understands that if he files a lawsuit for retaliation by the Employer Group for reporting a suspected violation of law, Employee may disclose the trade secret to his attorney and use the trade secret information in the court proceeding, if Employee (i) files any document containing the trade secret under seal, and (ii) does not disclose the trade secret, except pursuant to court order.

9.	Enforcement.

9.1 Employee agrees that Employer would suffer irreparable damage, that Employer would not have any adequate remedy at law in the event of a breach or threatened breach of any of the covenants set forth in Sections 7 or 8 of this Agreement, that the damages resulting from any such breach or threatened breach would be material but not readily susceptible to being measured in monetary terms, and that any remedy at law (including the payment of damages) would be inadequate as a result of such breach or threatened breach. Accordingly, it is agreed that Employer shall be entitled to an immediate injunction or injunctions to prevent breaches or threatened breaches of Sections 7 or 8 of this Agreement and to specific performance of such Sections 7 or 8 of this Agreement, in each case without proof of actual damages, and Employee waives any requirement for the securing or posting of any bond in connection with any such remedy.

9.2 Employee further agrees that the remedies provided for in this Section 9 shall be in addition to, and not in limitation of, any other remedies that may be available to Employer whether at law or in equity, including monetary damages, and all of Employer’s rights shall be unrestricted, including, but not limited to, the right to terminate Employee at any time for any reason.

9.3 Employee acknowledges and agrees that as used in this Agreement, the “Employer Group” shall mean the Employer Group as hereinbefore defined and any person who is a successor to Employer, or a person who acquires one or more businesses from Employer or any of its affiliates; provided, that, Ariel Emanuel continue to be employed in a bona fide capacity with such successor or such acquirer.

10.	Severability.

The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any of the provisions of this Agreement shall be determined to be invalid under the laws of any applicable jurisdiction, such invalidity shall not invalidate all of the provisions of this Agreement, but rather the Agreement shall be construed insofar as the laws of that jurisdiction are concerned, as not containing invalid or contravening provisions, and the rights and obligations of the parties shall otherwise be enforced to the fullest extent possible. If, however, any such invalid or contravening provisions relate to Sections 7 or 8, then such Sections shall be construed as providing for the maximum protections available to an employer which the laws of that jurisdiction permit.

11.	Section 409A.

11.1 This Agreement shall be interpreted in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and any Treasury Regulations or other Department of Treasury guidance issued thereunder (“Section 409A”). The parties intend that any amounts payable hereunder will be compliant with or exempt from Section 409A.

11.2 If required by Section 409A, no payment or benefit that would otherwise be payable or commence upon the termination of employment shall be paid or shall commence unless and until Employee has had a “separation from service” within the meaning of Section 409A as determined in accordance with Section 1.409A-1(h) of the Treasury Regulations. For purposes of determining whether a separation from service has occurred, Employee shall be considered to have experienced a separation from service when the facts and circumstances indicate that Employee and Employer reasonably anticipate that either (i) no further services will be performed for Employer after a certain date, or (ii) that the level of bona fide services Employee will perform for Employer after such date (whether as an employee or as an independent contractor) will permanently decrease to no more than 20% of the average level of bona fide services performed by Employee (whether as an employee or as an independent contractor) over the immediately preceding 36-month period (or the full period of services to Employer if Employee has been providing services to Employer for less than 36 months).

11.3 For purposes of Section 409A, each of the payments that may be made hereunder is designated as a separate payment. In no event may Employee, directly or indirectly, designate the calendar year of any payment to be made under this Agreement. Notwithstanding anything to the contrary in this Agreement, any payment or benefit under this Agreement or otherwise that is exempt from Section 409A pursuant to Section 1.409A-1(b)(9)(v)(A) or (C) of the Treasury Regulations (relating to certain reimbursements and in-kind benefits paid under a separation pay plan) shall be paid or provided to Employee only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the second calendar year following the calendar year in which Employee’s “separation from service” occurs; and provided further that such expenses are reimbursed no later than the last day of the third calendar year following the calendar year in which Employee’s “separation from service” occurs. With respect to any expense reimbursement or the provision of any in-kind benefit that is subject to Section 409A (and not exempt pursuant to the prior sentence or otherwise), the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the provision of in-kind benefits or expenses eligible for reimbursement in any other calendar year (except for any lifetime or other aggregate limitation applicable to reimbursements of medical expenses referred to in Section 105(b) of the Code), and in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Employee incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

11.4 Notwithstanding any provision of this Agreement to the contrary, if, at the time of Employee’s “separation from service”, Employee is a “specified employee” (as defined in Section 409A) and it is necessary to postpone the commencement of any payments or benefits otherwise payable pursuant to this Agreement as a result of such “separation from service” to prevent any accelerated or additional tax under Section 409A, then Employer will postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Employee) that are not otherwise paid within the short-term deferral exception under Section 409A and do not qualify as involuntary separation pay (within the meaning of Section 409A). If any payments or benefits are postponed due to such requirements, such amounts will be paid in a lump sum (without interest) to Employee on the first payroll date that occurs after the date that is six months and one day following Employee’s “separation from service” and any remaining payments and benefits shall be paid or provided in accordance with the normal payment dates specified for such payment or benefit. If Employee dies during the postponement period prior to the payment of postponed amount, the amounts withheld on account of Section 409A shall be paid to the personal representative of Employee’s estate within sixty (60) days after the date of Employee’s death.

11.5 Employer and Employee agree to negotiate in good faith to make amendments to this Agreement as the parties mutually agree, reasonably and in good faith, are necessary or desirable to avoid the possible imposition of taxes or penalties under Section 409A, while preserving any affected benefit or payment to the extent reasonably practicable without materially increasing the cost to Employer. Notwithstanding the foregoing, Employee shall be solely responsible and liable for the satisfaction of all taxes, interest, and penalties that may be imposed on Employee or for Employee’s account in connection with any payment or benefit made in accordance with this Agreement (including any taxes, interest, and penalties under Section 409A), and Employer shall have no obligation to indemnify or otherwise hold Employee (or any beneficiary, successor or assign) harmless from any or all of such taxes, interest, or penalties.

12.	Excess Parachute Payments.

12.1 Notwithstanding anything in this Agreement to the contrary, and subject to the application of Subsection 12.2 below, if any of the payments or benefits provided or to be provided by Employer or any member of the Employer Group to Employee or for Employee’s benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) are determined to constitute “excess parachute payments” within the meaning of Section 280G of the Code and would, but for this Subsection 12.1 be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the Covered Payments shall be reduced (but not below zero) to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax.

12.2 The cutback to the Covered Payments contemplated pursuant to Subsection 12.1 shall only be applied if such reduction will result in, after taking into account all applicable taxes, including any federal, state and local taxes and the Excise Tax, a greater net after-tax benefit to Employee than the net after-tax benefit to Employee of payment of all Covered Payments computed without regard to any such reduction.

12.3 All determinations required to be made under Subsection 12.1 and Subsection 12.2, including whether a payment would result in an “excess parachute payment” and the assumptions utilized in arriving at such determination, shall be made by a “Big Four” accounting firm (or other reputable third party advisor) selected by Employer.

13.	Arbitration.

13.1 In consideration of Employee’s employment or engagement with Employer, his promise to arbitrate all employment or service related disputes and Employee’s receipt of the compensation and other benefits paid to Employee by Employer, at present and in the future, THE PARTIES AGREE THAT ANY AND ALL CONTROVERSIES, CLAIMS, OR DISPUTES BETWEEN EMPLOYEE, ON THE ONE HAND, AND ANY MEMBER OF THE EMPLOYER GROUP AND ANY EMPLOYEE, OFFICER, DIRECTOR, STOCKHOLDER OR BENEFIT PLAN OF THE EMPLOYER GROUP IN THEIR CAPACITY AS SUCH OR OTHERWISE, ON THE OTHER HAND, ARISING

OUT OF, RELATING TO, OR RESULTING FROM EMPLOYEE’S EMPLOYMENT WITH EMPLOYER OR THE TERMINATION OF EMPLOYEE’S EMPLOYMENT WITH EMPLOYER, INCLUDING ANY BREACH OF THIS AGREEMENT, SHALL BE SUBJECT TO BINDING ARBITRATION. The parties agree to arbitrate such disputes, and hereby agree to waive any right to a trial by jury, including any statutory claims under state or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, claims of harassment, discrimination or wrongful termination and any statutory claims. This agreement to arbitrate also applies to any disputes that any member(s) of the Employer Group or any employee, officer, director, stockholder or benefit plan thereof may have with Employee.

13.2 Any arbitration will be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and JAMS appellate procedures (such rules and procedures, the “Procedure”) before a sole arbitrator who shall be a lawyer. Employee agrees that the arbitration will be conducted in New York, New York. The arbitrator shall have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss, prior to any arbitration hearing. The arbitrator shall have the power to award any remedies, including attorneys’ fees and costs, available under applicable law and any decision or judgment of the arbitrator will be enforceable in any court of competent jurisdiction. Employer will pay for any administrative or hearing fees charged by the arbitrator or JAMS except that Employee shall pay the first $200 of any filing fees associated with any arbitration which Employee initiates. Employee agrees that the decision of the arbitrator shall be in writing and shall be binding upon the parties to the arbitration.

13.3 Except as provided by the Procedure and this Agreement, arbitration shall be the sole, exclusive and final remedy for any dispute between Employee, on the one hand, and the members of the Employer Group and their respective employees, officers, directors, stockholders, and benefit plans, on the other hand. Accordingly, except as provided for by the Procedure and this Agreement, neither Employee nor any member of the Employer Group (or its employees, officers, directors, stockholders, or benefit plans) will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding the foregoing, the arbitrator will not have the authority to disregard or refuse to enforce any lawful term of this Agreement, and the arbitrator shall not order or require Employer to adopt a policy not otherwise required by law which Employer has not adopted.

13.4 In addition to the right under the Procedure to petition the court for provisional relief, Employee agrees that any party may also petition the court for injunctive relief where any party alleges or claims a violation of this Agreement.

13.5 Except to the extent otherwise provided herein, the parties agree that the arbitration shall be conducted on a strictly confidential basis and neither Employee nor any member of the Employer Group (or any of their respective employees, officers, directors, stockholders or benefit plans) will disclose the existence or nature of a claim, any documents, exhibits or information exchanged or presented in connection with such a claim or the decision or result of any such claim to any third party except for the parties’ legal counsel, who shall also be bound by the confidentiality provision of this Subsection 13.5.

13.6 Employee understands that this Agreement does not prohibit Employee from pursuing an administrative claim with a local, state or federal administrative body such as the Department of Labor, the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission or the Workers’ Compensation Board. This Agreement does, however, preclude Employee from pursuing court action regarding any such claim (except as necessary to enforce an arbitrator’s award). Employee also understands and agrees that after exhaustion of administrative remedies under a statute that requires exhaustion of administrative proceedings before seeking relief, Employee must pursue any such claim through this binding arbitration procedure.

14.	Governing Law; Consent to Jurisdiction; Jury Trial Waiver.

THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. EXCEPT AS IS SPECIFICALLY PROVIDED IN SECTION 13, ANY ACTION TO ENFORCE THIS AGREEMENT OR AN ARBITRATION AWARD MUST BE BROUGHT IN, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF, A COURT SITUATED IN NEW YORK, NEW YORK. EACH PARTY HEREBY WAIVES THE RIGHTS TO CLAIM THAT ANY SUCH COURT IS AN INCONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH ACTION. EACH PARTY TO THIS AGREEMENT WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM.

15.	Binding Effect.

The provisions of this Agreement shall be binding on the heirs, executors, administrators and other successors in interest of Employee.

16.	Entire Agreement; Amendment.

This Agreement constitutes the entire understanding between the parties and their affiliates with respect to the subject matter hereof and supersede all prior negotiations, discussions, preliminary agreements, executed agreements and understandings. This Agreement may not be amended except in writing executed by the parties hereto.

17.	Waiver.

A party’s failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any provision or provisions, or prevent such party from thereafter enforcing each and every other provision of this Agreement.

18.	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

If to Employer, to:

TKO Group Holdings, Inc.

200 Fifth Ave., 7th Floor

New York, NY 10010

Attention:	Seth Krauss
Email:	SKrauss@TKOgrp.com

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention:	Justin Hamill
Michael Anastasio
Austin Ozawa
Email:	Justin.Hamill@lw.com
Michael.Anastasio@lw.com
Austin.Ozawa@lw.com

If to Employee, to the address most recently in Employer’s personnel records for Employee,

With a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Richard J. Rabin

Tel.: (212) 872-1086

Fax: (212) 872-1002

19.	Taxes.

Employer shall be entitled to withhold from any payment due to Employee hereunder any amounts required to be withheld by applicable tax laws or regulations. Notwithstanding the foregoing, to the extent Employee is treated as a partner for tax purposes, which shall only occur with Employee’s prior notice and to the extent permitted by law, Employee shall be responsible for satisfying Employee’s obligations in respect of any self-employment taxes out of Employee’s funds.

20.	Advice of Counsel and Construction.

The parties acknowledge that they have had the opportunity to be represented by counsel in the negotiation and execution of this Agreement. Accordingly, the rule of construction of contract language against the drafting party is hereby waived by each party to this Agreement.

21.	Successors and Assigns.

This Agreement is personal to Employee and without the prior written consent of Employer shall not be assignable by Employee otherwise than by will or the laws of descent and distribution. This Agreement, and any rights and obligations of Employer hereunder, may be assigned or delegated, in whole or in part, by Employer to any person who is a successor to Employer or to a person who acquires one or more businesses from Employer or any of its affiliates; provided, that, Ariel Emanuel continue to be employed in a bona fide capacity with such successor or such acquirer. As used in this Agreement, “Employer” shall mean Employer as hereinbefore defined and any other person that assumes the obligations of Employer hereunder or agrees to perform as Employer hereunder, in each case whether by operation of law or otherwise.

22.	Survival.

Sections 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24 and 25 shall survive and continue in full force in accordance with their terms notwithstanding any termination of this Agreement for any reason or the Term or of Employee’s employment with Employer.

23.	Interpretation.

The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part of this Agreement.

24.	Cooperation.

During the Term and at any time thereafter, Employee agrees to cooperate (i) with Employer in the defense of any legal matter involving any matter that arose during Employee’s employment with the Employer Group, (ii) with Employer in connection with Employee’s obligations under Section 8 hereunder, and (iii) with all governmental authorities on matters pertaining to any investigation, litigation or administrative proceeding pertaining to the Employer Group. Employer will reimburse Employee for any reasonable travel and out-of-pocket expenses incurred by Employee in providing such cooperation, including, but not limited to, reimbursing Employee for all reasonable and documented attorneys’ fees and costs he incurs in connection therewith, and will provide Employee with a per diem payment of $12,329 for each day or partial day that he provides such cooperation. Furthermore, any such cooperation occurring after the termination of Employee’s employment shall be scheduled to the extent reasonably practicable so as not to unreasonably interfere with Employee’s business or personal affairs.

25.	Counterparts.

This Agreement may be executed in any number of counterparts, each of which when executed and delivered, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures or signatures via email as a portable document format (.pdf) shall be deemed originals.

*   *   *

IN WITNESS WHEREOF, TKO, Employer and Employee have executed and delivered this Agreement as of the date first above written.

TKO GROUP HOLDINGS, INC.

By	/s/ Seth Krauss

Its Chief Legal and Administrative Officer
Authorized Signatory

EMPLOYEE:

/s/ Mark Shapiro
Mark Shapiro

[Signature Page to Mark Shapiro Employment Agreement]

Exhibit A

Current Board, Advisory and Ownership Positions

•	Equity Residential

•	Captivate Network

•	Shaq Foundation

If any of the above entities enters into a material business relationship with any material competitor of the Employer Group, as determined by the Employer Group in good faith, Employee will either resign or advise Employer of such relationship and Employer may require Employee to resign from any positions with such company.

Exhibit B

Mutual Release

THIS AGREEMENT AND RELEASE, dated as of _______, 20__ (this “Release Agreement”), is entered into by and among Mark Shapiro (“Employee”), TKO Group Holdings, Inc. (“TKO”, together with any affiliate thereof which may have employed Employee from time to time subject to the terms and conditions of the Employment Agreement (as hereafter defined) and which has duly executed the Employment Agreement, the “Employer,” and together with TKO and their respective subsidiaries, collectively, the “Employer Group”).

WHEREAS, Employee is currently employed with Employer; and

WHEREAS, Employee’s employment with Employer will terminate effective as of ____, 20__; and

WHEREAS, capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to such terms in the Term Employment Agreement by and between Employee, TKO and Employer, dated as of January __, 2024 (the “Employment Agreement”).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Release Agreement and other good and valuable consideration, the parties hereby agree as follows:

1 Employee shall be provided the [Severance Payments and Equity Award Acceleration][Post-Term Continuation Payments] (as defined in the Term Employment Agreement by and between Employee and Employer, dated as of January __, 2024 (the “Employment Agreement”) in accordance with the terms and conditions of Subsections 4.7 and 4.9 of the Employment Agreement; provided, that if Employee revokes this Release Agreement pursuant to Section 6 below, the [Severance Payments and Equity Award Acceleration][Post-Term Continuation Payments] shall not be paid or provided to Employee.

2 Employee, for and on behalf of himself and Employee’s heirs, successors, agents, representatives, executors and assigns, hereby waives and releases any common law, statutory or other complaints, claims, demands, expenses, damages, liabilities, charges or causes of action (each, a “Claim”) arising out of or relating to Employee’s employment or termination of employment with, or Employee’s serving in any capacity in respect of, any member of the Employer Group, both known and unknown, in law or in equity, which Employee may now have or ever had against any member of the Employer Group or any equityholder, agent, representative, administrator, trustee, attorney, insurer, fiduciary, employee, director or officer of any member of the Employer Group, including their successors and assigns (collectively, the “Employer Parties”), including, without limitation, any claim for any severance benefit which might have been due Employee under any previous agreement executed by and between any member of the Employer Group and Employee (but excluding, for avoidance of doubt, any Claims employee may have with respect to (a) his EDR Agreement or (b) to the Severance Payments), and any complaint, charge or cause of action arising out of his employment with the Employer Group under the Age Discrimination in Employment Act of 1967 (“ADEA,” a law which prohibits discrimination on the basis of age against individuals who are age 40 or older), the National Labor Relations Act, the Civil Rights Act of 1991, the Americans with Disabilities Act of 1990, Title VII of the Civil Rights Act of 1964, the Employee Retirement Income Security Act of 1974, the Family Medical Leave Act, the Equal Pay Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the Rehabilitation Act of 1973, the Worker Adjustment and Retraining Notification Act, the New York Labor Law (including but not limited to the Retaliatory Action By Employers Law, the New York State Worker Adjustment and Retraining Notification Act, all provisions prohibiting discrimination and retaliation, and all provisions regulating wage and hour law), the New York Civil Rights Law, Section 125 of the New York Workers’ Compensation Law, Article 23-A of the New York Correction Law, the New York City Human Rights Law, and the New York City Earned Sick Leave Law, all as amended; and all other federal, state and local statutes, ordinances and regulations. By signing this Release Agreement, Employee acknowledges that Employee intends to waive and release any rights known or unknown Employee may have against the Employer Parties under these and any other laws; provided, that, notwithstanding anything to the contrary herein, Employee does not waive or release Claims with respect to (i) the right to enforce this Release Agreement or those provisions of the Employment Agreement that expressly survive the termination of Employee’s employment with the Employer (including, for avoidance of doubt, Employee’s rights under Section 4 of the Employment Agreement, including but not limited to his rights to the Severance Payments), (ii) that portion of Employee’s equity interests and equity-based awards in any member of the Employer Group that remains outstanding following Employee’s termination of employment in accordance with the terms of the agreements governing such equity interests and equity-based awards and any rights of Employee pursuant thereto (including, for avoidance of doubt, any award agreements with TKO), (iii) any vested right Employee may have under any employee pension or welfare benefit plan of the Employer Group, (iv) any rights to indemnification, contribution, or exculpation Employee may have under any insurance policy or agreement, including any indemnification agreement Employee may have with any member of the Employer Group, or pursuant to the charter, by-laws or other organizational documents of any member of the Employer Group, or (v) Employee’s employment with EDR, EDR OpCo, and/or their respective subsidiaries (other than the Employer Group), including but not limited to Employee’s rights under his EDR Agreement (as it may be amended from time to time) and the awards, plans, and agreements referenced therein. Employee acknowledges and agrees that the Employer Parties are third-party beneficiaries of the release of claims set forth in this Section 2.

3 Employer, for and on behalf of itself and all of the other Employer Parties, hereby waives and releases any and all Claims arising out of or relating to Employee’s employment or termination of employment with, or Employee’s serving in any capacity in respect of, any member of the Employer Group, both known and unknown, in law or in equity, which any of the Employer Parties may now have or ever had against Employee or any of his agents, representatives, trustees, attorneys, insurers, fiduciaries, heirs, successors, executors or assigns (collectively, the “Employee Parties”), including, without limitation, any complaint, charge or cause of action arising under any and all federal, state and local statutes, ordinances and regulations. Notwithstanding the foregoing, Employer does not release or waive: (i) any Claims based on any intentional fraud by Employee (to the extent not known by, or reasonably capable of being discovered upon reasonable investigation by, Employer before termination); (ii) any Claims arising out of a breach by Employee of the covenants sets forth in Sections 7 and 8 of the Employment Agreement and any applicable restrictive covenants set forth in any agreement between Employee and the Employer Group (to the extent not known by, or reasonably capable of being discovered upon reasonable investigation by, Employer before termination), (iii) any Claims for any breach of any documents governing the grant of equity to Employee, (iv) any counterclaims by Employer to any claim for indemnity, contribution or exculpation, (v) any breach by Employee of this Release Agreement, or (vi) any rights that cannot be released as a matter of law. By signing this Release Agreement, Employer acknowledges that the Employer Parties intend to waive and release any rights known or unknown that any of the Employer Parties may have against the Employee Parties under these and any other laws; provided, that, notwithstanding anything to the contrary herein, the Employer Parties do not waive or release Claims with respect to the right to enforce this Release Agreement or those provisions of the Employment Agreement that expressly survive the termination of Employee’s employment with the Employer. Employer acknowledges and agrees that the Employee Parties are third-party beneficiaries of the release of claims set forth in this Section 3.

4 The parties have read Section 1542 of the California Civil Code, which states in full: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” The parties expressly waive any rights that they may have under Section 1542 of the California Civil Code to the full extent that they may lawfully waive such rights pertaining to a general release of claims, and (i) Employee affirms that he is releasing all known or unknown claims that he has or may have against Employer or any of the Employer Parties as stated in this Release Agreement and (ii) Employer affirms that the Employer Parties are releasing all known or unknown claims that they have or may have against Employee or any of the Employee Parties as stated in this Release Agreement.

BY SIGNING THIS RELEASE, THE EMPLOYEE PARTIES WILL HAVE WAIVED ANY RIGHT THEY MAY HAVE HAD TO BRING A LAWSUIT OR MAKE ANY CLAIM AGAINST THE EMPLOYER PARTIES, AND THE EMPLOYER PARTIES WILL HAVE WAIVED ANY RIGHT THEY MAY HAVE HAD TO BRING A LAWSUIT OR MAKE ANY CLAIM AGAINST THE EMPLOYEE PARTIES, BASED ON ANY ACTS OR OMISSIONS ARISING UP TO THE DATE OF THE SIGNING OF THIS RELEASE. NOTWITHSTANDING THE ABOVE, NOTHING IN THIS RELEASE AGREEMENT SHALL PREVENT EMPLOYEE FROM (I) INITIATING OR CAUSING TO BE INITIATED ON HIS BEHALF ANY COMPLAINT, CHARGE, CLAIM OR PROCEEDING AGAINST EMPLOYER BEFORE ANY LOCAL, STATE OR FEDERAL AGENCY, COURT OR OTHER BODY CHALLENGING THE VALIDITY OF THE WAIVER OF HIS

CLAIMS UNDER ADEA CONTAINED IN THIS RELEASE AGREEMENT (BUT NO OTHER PORTION OF SUCH WAIVER); OR (II) INITIATING OR PARTICIPATING IN (BUT NOT BENEFITING FROM) AN INVESTIGATION OR PROCEEDING CONDUCTED BY THE EQUAL EMPLOYMENT OPPORTUNITY COMMISSION WITH RESPECT TO ADEA.

5 Employee acknowledges that Employee has been given 21 days from the date of receipt of this Release Agreement to consider all of the provisions of the Release Agreement, such 21-day period was not affected by any changes to this Agreement, whether or not material, and, to the extent he has not used the entire 21-day period prior to executing the Release Agreement, he does hereby knowingly and voluntarily waive the remainder of said 21-day period. EMPLOYEE FURTHER ACKNOWLEDGES THAT HE HAS READ THIS RELEASE AGREEMENT CAREFULLY, HAS BEEN ADVISED BY THE EMPLOYER TO CONSULT AN ATTORNEY AND FULLY UNDERSTANDS THAT BY SIGNING BELOW HE IS GIVING UP CERTAIN RIGHTS WHICH HE MAY HAVE TO SUE OR ASSERT A CLAIM AGAINST ANY OF THE EMPLOYER PARTIES, AS DESCRIBED HEREIN AND THE OTHER PROVISIONS HEREOF. EMPLOYEE ACKNOWLEDGES THAT HE HAS NOT BEEN FORCED OR PRESSURED IN ANY MANNER WHATSOEVER TO SIGN THIS RELEASE AGREEMENT AND EMPLOYEE AGREES TO ALL OF ITS TERMS VOLUNTARILY.

6 Employee shall have seven (7) days from the date of Employee’s execution of this Release Agreement to revoke the release, including with respect to all claims referred to herein (including, without limitation, any and all claims arising under ADEA). If Employee revokes the Release Agreement, Employee will be deemed not to have accepted the terms of this Release Agreement. If Employee timely executes this Release Agreement and does not timely revoke this Release Agreement, then this Release Agreement will become effective and binding on the later of (a) the eighth (8th) day after Employee Executes this Release Agreement, and (b) the date this Release Agreement is executed by the Employer.

7 Each party and its counsel have reviewed this Release Agreement and have been provided the opportunity to review this Release Agreement and accordingly, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Release Agreement. Instead, the language of all parts of this Release Agreement shall be construed as a whole, and according to their fair meaning, and not strictly for or against either party.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Release Agreement as of the date first above written.

TKO GROUP HOLDINGS, INC.

By

Its
Authorized Signatory

EMPLOYEE

Mark Shapiro